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                              February 28, 2024

       Alan Rootenberg
       Chief Financial Officer
       Clearmind Medicine Inc.
       101     1220 West 6th Avenue
       Vancouver, British Columbia

                                                        Re: Clearmind Medicine
Inc.
                                                            Form 20-F for the
fiscal year ended October 31, 2023
                                                            Filed January 29,
2024
                                                            File No. 001-41557

       Dear Alan Rootenberg:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the fiscal year ended October 31, 2023

       Independent Auditor's Report, page F-4

   1. We note that the opinion of your predecessor auditor, Saturna Group, is dated March 8,
                                                        2022, except as to
Notes 1(c) and 1(d) which is as of January 26, 2024. We further note, however, that Saturna
Group   s registration with the PCAOB was withdrawn effective
                                                        May 31, 2023. In
accordance with PCAOB Rule 2107(b)(1), a firm that was once
                                                        registered and then
later withdrew their registration from the PCAOB may reissue or give consent to the use of a
prior report that it issued while registered. However, the firm cannot update or
dual-date a previously issued report after the firm is no longer registered, as that involves
additional audit work. As such, tell us how you considered having your current independent
accountants audit the adjustments made to the October 31, 2021 financial statements
discussed in Notes 1(c) and 1(d) or re-audit the October 31, 2021 financial statements.
Please amend your Form 20-F accordingly.
 Alan Rootenberg
Clearmind Medicine Inc.
February 28, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenn Do at 202-551-3743 or Vanessa Robertson at 202-551-3649 with any questions.



FirstName LastNameAlan Rootenberg                         Sincerely,
Comapany NameClearmind Medicine Inc.
                                                          Division of
Corporation Finance
February 28, 2024 Page 2                                  Office of Life
Sciences
FirstName LastName